Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the consolidated ratios of earnings to fixed charges for us, respectively, for the periods shown (in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings (loss)	$15,111	$16,668	$37,843	$20,327	$(7,425)	$4,429	$8,069
Fixed charges	$5,195	$1,398	$1,996	$834	$1,262	$2,677	$2,612
Ratio of earnings to fixed charges	2.91x	11.92x	18.96x	24.37x	(5.88)x	1.66x	3.09x
Coverage deficiency	—	—	—	—	8,687	—	—